UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Gander Mountain Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36471P 10 8

(CUSIP Number)

Lynn M. Anderson, Esq.

Assistant Secretary

Holiday Stationstores, Inc.

Bloomington, Minnesota 55437

Telephone: (952) 830-8087

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36471P 10 8

1	Name of Reporting Person Holiday Stationstores, Inc. I.R.S. Identification No. 410880942

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, BK, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,964,703.011

	8	Shared Voting Power 0

	9	Sole Dispositive Power 9,964,703.011

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,964,703.011

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.2%, based on 24,197,732 shares outstanding.

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 36471P 10 8

1	Name of Reporting Person Holiday/GMTN Family LLC I.R.S. Identification No. 27-1574212

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,042,174.926

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,042,174.926

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,042,174.926

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.3%, based on 24,197,732 shares outstanding.

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 36471P 10 8

1	Name of Reporting Person Arthur T. Erickson, II

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,006,877.937

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,006,877.937

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,006,877.937

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 45.5%, based on 24,197,732 shares outstanding.

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 36471P 10 8

1	Name of Reporting Person Brian A. Erickson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,006,877.937

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,006,877.937

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,006,877.937

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 45.5%, based on 24,197,732 shares outstanding.

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 36471P 10 8

1	Name of Reporting Person Neal D. Erickson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,006,877.937

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,006,877.937

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,006,877.937

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 45.5%, based on 24,197,732 shares outstanding.

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 36471P 10 8

1	Name of Reporting Person Gerald A. Erickson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.04%, based on 24,197,732 shares outstanding and including 10,000 options exercisable within 60 days held by Mr. Erickson.

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 36471P 10 8

1	Name of Reporting Person Richard A. Erickson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,006,877.937

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,006,877.937

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,006,877.937

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 45.5%, based on 24,197,732 shares outstanding.

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 36471P 10 8

1	Name of Reporting Person Ronald A. Erickson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,000

	8	Shared Voting Power 11,006,877.937

	9	Sole Dispositive Power 10,000

	10	Shared Dispositive Power 11,006,877.937

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,016,877.937

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 45.5%, based on 24,197,732 shares outstanding, and including 10,000 options exercisable within 60 days held by Mr. Erickson.

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 36471P 10 8

1	Name of Reporting Person Charles E. Pihl

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,006,877.937

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,006,877.937

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,006,877.937

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 45.5%, based on 24,197,732 shares outstanding.

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 36471P 10 8

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D originally filed by Holiday Stationstores, Inc. (“Holiday”) on December 17, 2007 and the Schedule 13D originally filed by each of Arthur T. Erickson, II, Brian A. Erickson, Neal D. Erickson, Gerald A. Erickson, Richard A. Erickson, Ronald A. Erickson and Charles E. Pihl (collectively, the “Other Reporting Persons”) on December 17, 2007 (except for the Schedule 13D for Arthur T. Erickson, II, which was originally filed on February 3, 2008), as amended on October 1, 2009, and relates to the common stock, $0.01 par value (the “Common Stock”) of Gander Mountain Company (the “Issuer”).

On January 11, 2010, the Other Reporting Persons transferred all Common Stock of the Issuer held by them to Holiday/GMTN Family LLC, a limited liability company that is controlled by Holiday and the Other Reporting Persons (“Holiday/GMTN LLC”).  This Amendment also represents an initial filing of a Schedule 13D by Holiday/GMTN LLC with respect to the Common Stock.

The Other Reporting Persons are members of the Board of Directors of Holiday, Holiday/GMTN LLC or the Issuer, and the Other Reporting Persons, together with Holiday and Holiday/GMTN LLC, may be deemed to constitute a “group” and, accordingly, jointly file this Amendment.  This Amendment is being filed to disclose required information with respect to the acquisition of Common Stock by Holiday/GMTN LLC and certain changes to Items 3, 4, 5, 6 and 7 of each Schedule 13D previously filed by Holiday and the Other Reporting Persons related to the Common Stock of the Issuer (collectively, the “Original 13Ds”).

Only those Items that are reported in this Amendment as amending, supplementing or restating the Original 13Ds will be deemed to amend, supplement or restate the Original 13Ds, and all responses to the Original 13Ds otherwise remain unchanged.  The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 1.  Security and Issuer.

This Amendment relates to the Common Stock of Gander Mountain Company.  The principal executive offices of the Issuer are at 180 East Fifth Street, Suite 1300, Saint Paul, Minnesota 55101.

Item 2.  Identity and Background.

Holiday/GMTN LLC is a Minnesota limited liability company and is in the principal business of investing.

The address of Holiday/GMTN LLC’s principal business and its principal office is 4567 American Boulevard West, Minneapolis, Minnesota 55437.  The name, business address and present principal occupation or employment of each member of the board of governors and executive officer of Holiday/GMTN LLC are set forth in Appendix I hereto and are incorporated herein by reference.  No other person other than persons listed in Appendix I might be deemed to control Holiday/GMTN LLC.  Each of the members of the board of governors and executive officers of Holiday/GMTN LLC is a United States citizen.

During the last five years, neither Holiday/GMTN LLC nor, to the best of Holiday/GMTN LLC’s knowledge, any person named in Appendix I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2 of the Original 13D filed by Holiday is amended and supplemented by amending and restating in its entirety Appendix I to such Original 13D with Appendix II to this Amendment, attached hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

The following is included for purposes of the initial Schedule 13D filing by Holiday/GMTN LLC and amends and supplements Item 3 of each of the Original 13Ds:

CUSIP No. 36471P 10 8

As discussed in Item 4, Holiday/GMTN LLC acquired shares of the Issuer’s Common Stock in exchange for ownership interests in Holiday/GMTN LLC.

As discussed in Item 4, Holiday has paid an aggregate of $16,011,834.15 pursuant to the Funding Agreement (as defined in Item 4) in connection with the Reverse Split Funding Amount (as defined in Item 4).  Holiday estimates that it will pay up to an additional $5,623,739 in connection with the Offer to Purchase Funding Amount (as defined in Item 4).  Holiday has paid these amounts to date under the Funding Agreement, and expects to satisfy its obligation in connection with the Offer to Purchase Funding Amount, using working capital and/or funds borrowed under the Sixth Amended and Restated Credit Agreement dated January 18, 2009 among Holiday Companies, Holiday Stationstores, Inc., U.S. Bank National Association, as agent, and the Lenders as defined therein (together with all amendments, changes and modifications. the “Credit Facility”).  The lender under the Credit Facility is U.S. Bank, N.A.

Item 4.  Purpose of Transaction.

The following is included for purposes of the initial Schedule 13D filing by Holiday/GMTN LLC and amends and supplements Item 4 of each of the Original 13Ds:

On January 11, 2010, Holiday/GMTN LLC acquired shares of the Issuer’s Common Stock from the Other Reporting Persons and certain other individuals and trusts in exchange for ownership interests in Holiday/GMTN LLC.  As a result of this acquisition, Holiday/GMTN LLC beneficially owns 1,042,174.926 shares, or 4.3%, of the outstanding Common Stock of the Issuer.

On January 14, 2010, the Issuer effected a going private transaction through an amendment to the Issuer’s articles of incorporation to effect a 1-for-30,000 reverse stock split of its Common Stock.  After the reverse stock split, any shareholder of the Issuer that held less than one share will receive a cash payment of $5.15 for each share held prior to the reverse split.  Immediately following the reverse stock split, the Issuer filed a second amendment to its articles of incorporation to effect a 30,000-for-1 forward stock split.  As a result, shareholders of the Issuer that held 30,000 or more shares of Common Stock at the time of the reverse split will retain their current numbers of shares of Common Stock without change and not receive cash in the transaction.  The transaction described above is called the “Reverse-Forward Split.”

The funding for the cash payment for the fractional shares in connection with the Reverse-Forward Spit was provided by Holiday and another shareholder of the Issuer, Gratco LLC.  Holiday has entered into a Funding and Indemnification Agreement with the Issuer (the “Funding Agreement”), pursuant to which Holiday has agreed to fund a portion of the amount required to cash out fractional shares of the Issuer as a result of the Reverse-Forward Split, such that upon completion of the Reverse-Forward Split (and the issuance of shares as set forth below) Holiday, Holiday/GMTN LLC, the Other Reporting Persons and certain other members of the Erickson family (the “Holiday Shareholders”) collectively will own the same number of shares of the Issuer’s Common Stock as are owned collectively by Gratco LLC and certain of its affiliated shareholders (the “Gratco Shareholders”).  The amount of such funding obligation to be paid by Holiday under the Funding Agreement is called the “Reverse Split Funding Amount” and, based on the number of shares to be cashed out in connection with the Reverse-Forward Split, is equal to $16,011,834.15.

The Issuer has agreed to issue to Holiday shares of the Issuer’s Common Stock equal to the Reverse Split Funding Amount provided by Holiday divided by $5.15 or 3,109,094.011 shares.  The Issuer issued to Holiday 680,220 of these shares on January 13, 2010 in exchange for Holiday’s provision of funding of $3,503,133 of the Reverse Split Funding Amount.

Pursuant to the Funding Agreement, Holiday has also agreed to make an offer to purchase one-half of the shares of Common Stock of the Issuer remaining outstanding following the Reverse-Forward Split (other than shares held by either the Holiday Shareholders or the Gratco Shareholders) at a purchase price of $5.15 per share (the “Offer to Purchase”).  The amount to be paid by Holiday under the Funding Agreement in connection with the Offer to Purchase is called the “Offer to Purchase Funding Amount.”  It is the understanding of Holiday and the Other Reporting Persons that Gratco LLC will offer to purchase the other half of the shares of Common Stock of the Issuer remaining outstanding following the Reverse-Forward Split on the same terms.  Holiday estimates that it will purchase up to an aggregate of 1,091,988 additional shares of Common Stock in connection with the Offer to Purchase, assuming that all of the outstanding shares upon completion of the

CUSIP No. 36471P 10 8

Reverse-Forward Split, other than those held by the Holiday Shareholders and the Gratco Shareholders, are tendered in the Offer to Purchase.

It is expected that shortly after completion of the Reverse-Forward Split, the registration of the Issuer’s Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would be terminated and the Common Stock would cease to be listed on the Nasdaq Global Market.  In addition, upon consummation of the Reverse-Forward Split, Karen M. Bohn, Marshall L. Day and Richard C. Dell each resigned from the board of directors of the Issuer.

Except as stated in response to this Item 4, neither Holiday, Holiday/GMTN LLC nor any of the Other Reporting Persons currently has any plan or proposal with respect to the Issuer or its securities which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Exchange Act.

References to and descriptions of the Funding Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Funding Agreement included as an exhibit to this Amendment, and incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

The following is included for purposes of the initial Schedule 13D filing by Holiday/GMTN LLC and amends and restates in its entirety Item 5 of each of the Original 13Ds:

(a), (b)    The following table sets forth the aggregate number and percentage of the outstanding Common Stock of the Issuer beneficially owned by Holiday, by Holiday/GMTN LLC, by each of the Other Reporting Persons, by other executive officers of Holiday and by Holiday, Holiday/GMTN LLC and the Other Reporting Persons as a group.  The percentages below are based on the assumption that there are 24,197,732 shares of Common Stock outstanding.

Person or Group	Number of Shares	Percentage
Holiday(1)	9,964,703.011	41.2%
Holiday/GMTN Family LLC	1,042,174.926	4.3%
Arthur T. Erickson, II(2)(3)	11,006,977.937	45.5%
Brian A. Erickson(2)(3)	11,006,977.937	45.5%
Neal D. Erickson(2)(3)	11,006,977.937	45.5%
Gerald A. Erickson(4)(5)	10,000	*
Richard A. Erickson(2)(3)	11,006,977.937	45.5%
Ronald A. Erickson(2)(3)(4)	11,016,977.937	45.5%
Charles E. Pihl(2)(3)	11,006,977.937	45.5%
Brent G. Blackey	—	—
Lynn M. Anderson(4)	10,000	*
Holiday, Holiday/GMTN LLC and Other Reporting Persons as a group(6)	11,026,977.937	45.5%

* less than .1%

(1)	Does not include additional shares that Holiday may acquire in connection with the Offer to Purchase. Holiday possesses sole voting and investment power with respect to the shares shown.

(2)

Includes 9,964,703.011 shares owned by Holiday, as to which the individual is deemed to have, as a result of the individual’s role as a director of Holiday, shared voting and investment power with the other directors of Holiday.

CUSIP No. 36471P 10 8

(3)

Includes 1,042,174.926 shares owned by Holiday/GMTN LLC, as to which the individual is deemed to have, as a result of the individual’s role as a member of the board of governors of Holiday/GMTN LLC, shared voting and investment power with the other members of the board of governors of Holiday/GMTN Family LLC.

(4)	Includes 10,000 shares that the individual has the right to acquire upon the exercise of options.

(5)

Gerald A. Erickson ceased being a Holiday director on September 18, 2007, and as of that date no longer was deemed to have shared voting or investment power with respect to shares of Common Stock of the Issuer owned by Holiday.

(6)

As a result of the Offer to Purchase, Holiday, Holiday/GMTN LLC and the Other Reporting Persons as a group expect to increase their aggregate beneficial ownership of the Issuer’s Common Stock from approximately 45.5% to as much as 50%.

(c)                                           Except for the matters described in Items 3 and 4 of this Amendment, during the past 60 days there have been no transactions in shares of Common Stock of the Issuer by Holiday, Holiday/GMTN LLC or any of the Other Reporting Persons.

(d)                                          Not applicable.

(e)                                           Gerald A. Erickson ceased to be a beneficial holder of 5% or more of the Issuer’s Common Stock on September 18, 2007, the date on which he ceased being a director of Holiday.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following is included for purposes of the initial Schedule 13D filing by Holiday/GMTN LLC and amends and supplements Item 6 of each of the Original 13Ds:

The description of the Funding Agreement and the Reverse-Forward Split provided in Item 4 is incorporated herein by reference.

On January 11, 2010, Holiday/GMTN LLC acquired shares of the Issuer’s Common Stock from the Other Reporting Persons and certain other individuals and trusts n exchange for ownership interests in Holiday/GMTN LLC.  The member control agreement, dated as of January 12, 2010, for Holiday/GMTN LLC (the “Member Control Agreement”) provides, among other things, that the board of governors will have exclusive power and authority in connection with the business and affairs of Holiday/GMTN LLC, and will exercise that power through a majority vote of the governors.  The initial members of the board of governors of Holiday/GMTN LLC are Arthur T. Erickson, II, Brian A. Erickson, Neal D. Erickson, Richard A. Erickson, Ronald A. Erickson, and Charles E. Pihl.  The board of governors of Holiday/GMTN LLC have, pursuant to the terms of the Member Control Agreement, sole voting and investment power with respect to the shares of the Issuer’s Common Stock owned by Holiday/GMTN LLC.

Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, Holiday, Holiday/GMTN LLC and the Other Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment, and any additional amendment or amendments hereto, a copy of which has been filed as an Exhibit to this Amendment and is incorporated herein by this reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

The following exhibits are included for purposes of the initial Schedule 13D filing by Holiday/GMTN LLC and to amend and supplement Item 7 of each of the Original 13Ds:

CUSIP No. 36471P 10 8

Exhibit No.	Description
99.1	Filing Agreement, dated January 31, 2010 by and among the reporting persons.

99.2	Funding and Indemnification Agreement, dated September 27, 2009, between Gander Mountain Company and Holiday Stationstores, Inc.

99.3	Press Release by the Issuer, dated as of September 28, 2009

CUSIP No. 36471P 10 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2010

HOLIDAY STATIONSTORES, INC.

/s/ Lynn M. Anderson
By Lynn M. Anderson, its Assistant Secretary

HOLIDAY/GMTN FAMILY LLC

/s/ Ronald A. Erickson
By Ronald A. Erickson, its Chief Executive Officer

OTHER REPORTING PERSONS:

/s/ Arthur T. Erickson, II
Arthur T. Erickson, II

/s/ Brian A. Erickson
Brian A. Erickson

/s/ Neal D. Erickson
Neal D. Erickson

/s/ Gerald A. Erickson
Gerald A. Erickson

/s/ Richard A. Erickson
Richard A. Erickson

/s/ Ronald A. Erickson
Ronald A. Erickson

/s/ Charles E. Pihl
Charles E. Pihl

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

CUSIP No. 36471P 10 8

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description	Method of Filing
99.1	Filing Agreement, dated January 31, 2010 by and among the reporting persons.	Filed herewith

99.2	Funding and Indemnification Agreement, dated September 27, 2009, between Gander Mountain Company and Holiday Stationstores, Inc.	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 29, 2009 (File No. 0-50659)

99.3	Press Release by the Issuer, dated as of September 28, 2009	Incorporated by reference to Exhibit 99 to the Issuer’s Current Report on Form 8-K filed on September 29, 2009 (File No. 0-50659)

CUSIP No. 36471P 10 8

Appendix I

Set forth below with respect to each member of the board of governors and executive officer of Holiday/GMTN Family LLC are his or her name and present principal employment or occupation.  The business address of each person in the table below is 4567 American Boulevard West, Minneapolis, Minnesota 55437.

Name	Present Principal Occupation or Employment

Governors of Holiday/GMTN Family LLC:

Arthur T. Erickson, II	Private Investor

Brian A. Erickson	Private Investor

Neal D. Erickson	Private Investor

Richard A. Erickson	Private Investor

Ronald A. Erickson	Chief Executive Officer, Chief Financial Officer and Secretary of Holiday Stationstores, Inc.

Charles E. Pihl	Executive Officer with Holiday Diversified Services, Inc.

Other Executive Officers of Holiday/GMTN Family LLC

Gerald A. Erickson, President and Treasurer	President and Treasurer of Holiday Stationstores, Inc.

CUSIP No. 36471P 10 8

Appendix II

Set forth below with respect to each director and executive officer of Holiday Stationstores, Inc. are his or her name and present principal employment or occupation.  The business address of each person in the table below is 4567 American Boulevard West, Minneapolis, Minnesota 55437.

Name	Present Principal Occupation or Employment

Directors of Holiday Stationstores, Inc.

Arthur T. Erickson, II	Private Investor

Brian A. Erickson	Private Investor

Neal D. Erickson	Private Investor

Richard A. Erickson	Private Investor

Ronald A. Erickson	Chief Executive Officer, Chief Financial Officer and Secretary of Holiday Stationstores, Inc.

Charles E. Pihl	Executive Officer with Holiday Diversified Services, Inc.

Other Executive Officers of Holiday Stationstores, Inc.

Gerald A. Erickson, President and Treasurer	President and Treasurer of Holiday Stationstores, Inc.

Brent G. Blackey	Chief Operating Officer of Holiday Stationstores, Inc.

Lynn M. Anderson	Executive Vice President and General Counsel of Holiday Stationstores, Inc.